

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2020

Robert Brantl
Chairman, Chief Executive Officer, and Chief Financial Officer
HYB Holding Corp.
52 Mulligan Lane
Irvington, NY 10533

>   **Re: HYB Holding Corp.**
>   **Registration Statement on Form 10**
>   **Filed March 19, 2020**
>   **File No. 0-51012**

Dear Mr. Brantl:

 We have reviewed your filing and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

 Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10 filed March 19, 2020

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. Please note that we will continue to review your filing until all of our comments have been addressed. If you do not wish to become subject to these reporting requirements before the completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and filing a new Form 10 that includes changes responsive to our comments.

2.   Disclosure indicates that you are a shell company whose business plan is to acquire or merge with a private operating company in exchange for the majority of your common

stock and that you negotiated with potential acquisition targets in fiscal year 2019. Elaborate on your negotiations with potential acquisition targets in fiscal year 2019. Additionally, clarify whether you are continuing to negotiate with potential acquisition or merger targets, and, if so, describe the negotiations. Finally, clarify whether you have identified any debt or equity financing sources to finance a potential acquisition or merger, and, if so, indicate the debt or equity financing sources.

3.   Since you are a shell company, please revise to disclose the requirements that must be met under Rule 144(i) for your securityholders to be able to rely on Rule 144 for the resale of your shares and the effect that these restrictions may have on the liquidity of a securityholder's shares.

4.   It appears that you may be a "blank check" company under Section (a)(2) of Rule 419 of the Securities Act of 1933. We note your disclosure that the company ceased operating its business in approximately 2013 and that the company intends to acquire or merge with an operating business. Please revise to disclose your status as a blank check company and, in an appropriate place in your filing, provide details regarding compliance with Rule 419 in connection with any offering of your securities.

Item 2. Financial Information
Years Ended June 30, 2019 and 2018, page 4

5.   We note your disclosure that the increase in operating expenses period over period are attributable to negotiations with potential acquisition targets. Please tell us if the likelihood of one or more of these potential acquisitions occurring is considered probable.

Item 7. Certain Relationships and Related Transactions, and Director Independence , page 7

6.   We note disclosure on page 5 that since July 2017, your chief executive officer has financed your operations by making advances of funds to cover your expenses. Please disclose the terms of repayment for the expenses that your chief executive officer has paid on behalf of the company.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters , page 8

7.   We note disclosure that your common stock is quoted on OTC Pink. Please caution investors on the highly illiquid nature of an investment in your common stock.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Jean C. Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at

(202) 551-3728 or Sherry Haywood, Senior Counsel, at (202) 551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing